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January 25, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
ATTN: Document Control - Edgar

RE:     RiverSource Life Insurance Company ("Company")
        RiverSource Variable Account 10 ("Registrant")
        Post-Effective Amendment No. 62 on Form N-4
           RAVA 5 Advantage Variable Annuity
           RAVA 5 Select Variable Annuity
           RAVA 5 Access Variable Annuity

File Nos. 333-79311/811-07355

Dear Commissioners:

On behalf of RiverSource Variable Account 10 ("Registrant"), RiverSource Life Insurance Company ("Company") is filing Post-Effective Amendment No. 62 ("Amendment No. 62") on Form N-4 pursuant to Rule 485(a) of the Securities Act of 1933 ("1933 Act").

Registrant requests selective review in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because the prospectus and Statement of Additional Information included in this Amendment No. 62 are substantially similar to Registrant's Post-Effective Amendment No. 61, file Nos.333-79311/811-07355 filed on or about July 12, 2010. Amendment No. 62 has been marked to show all changes. Registrant believes that the only area that may warrant particular attention is the current fee increase for the Accumulation Benefit rider.

In this Amendment No. 62, the primary changes to the contract include:

      - Current fee for the Accumulation Benefit rider will increase from 1.25% to 1.50%. The maximum fee will remain unchanged.

      -     Other non-material changes.

Registrant intends this filing to serve as a Template Filing for the following variable annuity contracts that will increase the current rider fee to 1.50%:

                                                                  1933      1940 ACT                             LIFE INSURANCE
PRODUCT NAME                                                      ACT #         #          REGISTRANT NAME        COMPANY NAME
-------------------------------------------------------------   ---------   ---------   --------------------   --------------------
RiverSource Retirement Advisor 4 Advantage(R)                   333-79311   811-07355   RiverSource Variable   RiverSource Life
Variable Annuity/RiverSource Retirement Advisor 4 Select(R)                             Account 10             Insurance Company
Variable Annuity/RiverSource Retirement Advisor 4 Access(R)
Variable Annuity

RiverSource RAVA 5 Advantage Variable                           333-91691   811-07623   RiverSource of New     RiverSource Life
Annuity/RiverSource RAVA 5 Select Variable                                              York Variable          Insurance Co. of
Annuity/RiverSource RAVA 5 Access Variable Annuity                                      Annuity Account        New York

                                                                  1933     1940 ACT                             LIFE INSURANCE
PRODUCT NAME                                                      ACT #       #          REGISTRANT NAME         COMPANY NAME
-----------------------------------------------------------   ----------   ---------   --------------------   --------------------
RiverSource Retirement Advisor 4 Advantage(R)                 333-91691    811-07623   RiverSource of New      RiverSource Life
Variable Annuity/RiverSource Retirement Advisor 4                                      York Variable           Insurance Co. of
Select(R) Variable Annuity/RiverSource Retirement                                      Annuity Account         New York
Advisor 4 Access(R) Variable Annuity

RiverSource(R) Builder Select Variable Annuity                333-139762   811-7195    RiverSource Variable    RiverSource Life
                                                                                       Annuity Account         Insurance Company

RiverSource(R) FlexChoice  Select Variable Annuity            333-139763   811-7195    RiverSource Variable    RiverSource Life
                                                                                       Annuity Account         Insurance Company

RiverSource(R) Innovations Select Variable Annuity            333-139763   811-7195    RiverSource Variable    RiverSource Life
                                                                                       Annuity Account         Insurance Company

RiverSource(R) Signature Select Variable Annuity              333-139760   811-7195    RiverSource Variable    RiverSource Life
                                                                                       Annuity Account         Insurance Company

RiverSource FlexChoice Select Variable Annuity                333-144422   811-07511   RiverSource of New      RiverSource Life
                                                                                       York Variable Annuity   Insurance Co. of
                                                                                       Account 2               New York

RiverSource Innovations Select Variable Annuity               333-139764   811-07511   RiverSource of New      RiverSource Life
                                                                                       York Variable Annuity   Insurance Co. of
                                                                                       Account 2               New York

Registrant will submit a request in accordance with Rule 485(b)(1)(vii) under 1933 Act, under separate cover.

If there is anything I can do to expedite review of the enclosed Amendment No. 62 or if you have any questions regarding this filing, please contact me at
(612) 671-2237 or Boba Selimovic at (612) 671-7449.

Sincerely,

/s/ Rodney J. Vessels
-------------------------------------
Rodney J. Vessels
Assistant General Counsel
and Assistant Secretary